EXHIBIT 11.1

CALCULATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE

	53 Weeks Ended	52 Weeks Ended	52 Weeks Ended
Earnings Per Share	January 1,	December 31,	December 30,
	2005	2005	2006
Net income applicable to common stockholders	$13,297,000	$13,405,000	$8,271,000
Basic Earnings Per Share
Weighted average number of common shares outstanding	15,589,000	15,726,000	15,849,000
Basic earnings per share	$0.85	$0.85	$0.52
Diluted Earnings Per Share
Weighted average number of common shares outstanding	15,589,000	15,726,000	15,849,000
Assuming conversion of outstanding stock options	1,651,000	1,547,000	1,317,000
Less: assumed repurchase of common stock pursuant to the treasury stock method	(1,236,000)	(1,123,000)	(948,000)
Weighted average number of common shares outstanding as adjusted	16,004,000	16,150,000	16,218,000
Diluted earnings per share	$0.83	$0.83	$0.51